82-3226

05013658

ThyssenKrupp

DOFASCO

Our product is steel. Our strength is people.

Press Release

Hamilton, Canada and Düsseldorf, Germany
December 5, 2005

Dofasco and ThyssenKrupp Announce Mailing of Bid Circular

- Offer in connection with previously announced friendly all-cash deal -

Dofasco Inc. and ThyssenKrupp AG jointly announced today that ThyssenKrupp has mailed to Dofasco shareholders its bid circular in connection with its previously announced offer to acquire all of Dofasco's outstanding common shares in a friendly, all-cash transaction for total consideration of approximately C$4.8 billion (€3.5 billion), or C$61.50 per common share.

Included in the package mailed to shareholders today is the Directors' Circular prepared by the Dofasco Board of Directors which unanimously recommends that shareholders accept the ThyssenKrupp offer.

The offer price represents a 40% premium over Dofasco's closing share price on November 22, 2005, the day prior to the announcement by Arcelor of its intention to make a hostile bid for Dofasco of C$56.00 per share. ThyssenKrupp's offer of November 28 also represents a 9.8% premium over the Arcelor bid.

"Dofasco's Board of Directors is unanimously recommending that shareholders accept the offer," said Brian MacNeill, Chair.

"ThyssenKrupp's premium offer shows the value we place in Dofasco as an ideal strategic partner and platform for growth in the North American market," said Dr. Ekkehard Schulz, Chairman of the Executive Board of ThyssenKrupp. "We have been operating in Canada since 1914 with more than 4,200 employees today. We know what it takes to do business in Canada and succeed."

Dofasco and ThyssenKrupp both have successful records in producing premium flat-rolled steel products, providing world-class customer service and demonstrating excellent performance.

The offer will be subject to customary closing conditions including acceptance by shareholders representing a minimum of two-thirds of the outstanding Dofasco shares on a fully diluted basis, and receipt of necessary regulatory approvals including Investment Canada and Competition

dlw 1/9/06

Act. The Offer will be open for acceptance until 12:01 a.m. EST on January 10, 2006, unless the Offer is extended or withdrawn.

Shareholders may obtain a copy of the take-over bid circular, directors' circular and other materials (when available) at the SEDAR web site at www.sedar.com, from Georgeson Shareholder Communications Canada Inc. at 1-866-439-0616 or from MacKenzie Partners, Inc. at 1-800-322-2885.

About Dofasco:

Established in 1912, Dofasco employs approximately 11,000 people and is Canada's largest flat rolled steel producer. Sales in 2004 amounted to C$4.2 billion. Dofasco is a leading North American steel solutions provider. Product lines include hot rolled, cold rolled, galvanized, Extragal™, Galvalume™, and tinplate flat rolled steels, as well as tubular products, laser-welded blanks and Zyplex™, a proprietary laminate. Dofasco's wide range of steel products is sold to customers in the automotive, construction, energy, manufacturing, pipe and tube, appliance, packaging and steel distribution industries. The company has additional operations in Canada, the United States and Mexico. Dofasco also owns 98.7% of Québec Cartier Mining (QCM). QCM owns and operates the Mont-Wright open mine pit and a pellet plant at Port-Cartier.

About ThyssenKrupp:

Focusing on the key areas of Steel, Capital Goods and Services, the capabilities of ThyssenKrupp are organized in six segments – Steel, Stainless, Automotive, Technologies, Elevator and Services. With sales of €42.1 billion in 2004/2005 and nearly 184,000 employees, the Group occupies mainly top-three positions with its activities worldwide.

ThyssenKrupp Steel concentrates on flat-rolled steel with high value added, tailored to customers' requirements. With sales of around €9.7 billion in fiscal year 2004/2005, approximately 31,500 employees and customers in more than 80 countries, the segment is one of the world's foremost steel producers. In carbon steel flat products it is number 2 in Europe. Products from ThyssenKrupp Steel are used in a wide range of everyday applications, such as car bodies, facades and domestic appliances.

About ThyssenKrupp in Canada:

ThyssenKrupp has a track record of successful operations in Canada. The Group has been operating in the country since 1914. Today, ThyssenKrupp owns directly or indirectly a total of 16 group companies as well as two minority interests and employs more than 4,200 people in the provinces of Alberta, British Columbia, New Brunswick, Newfoundland, Ontario and Québec. Sales amounted to 1 billion euros in fiscal 2004/2005. The activities in Canada focus on the supply of body and chassis components to the North American auto industry, the production and service of elevators and escalators as well as the sale of carbon and stainless steel.

Forward Looking Statements

This press release contains "forward-looking statements" that are subject to a number of risks and uncertainties, many of which are beyond ThyssenKrupp and Dofasco's control, that could cause actual results to differ materially from those set forth in, or implied by, such forward-looking statements. All statements other than statements of historical facts included in this press release are forward-looking statements. All forward-looking statements speak only as of the date of this press release. Neither ThyssenKrupp nor Dofasco undertake any obligation to

update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. There can be no assurance that any transaction between ThyssenKrupp and Dofasco will occur, or will occur on the timetable contemplated hereby.

For further information:

Media relations:

Dofasco Inc.
Gordon Forstner
Director of Communications
Telephone: +1-905-548-7200 ext. 2200
Fax: +1-905-548-4935
1330 Burlington Street
Hamilton, Ontario, Canada
L8N 3J5

ThyssenKrupp AG
Dr. Jürgen Claassen
Executive Vice President
Communications and Strategy
August-Thyssen-Straße 1, 40211 Düsseldorf, Germany
Telephone: +49 (211) 824-36007, Fax: +49 (211) 824-36041

More information can also be found on www.thyssenkrupp.com and www.dofasco.ca

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